KIRKLAND LAKE GOLD INTERSECTS VISIBLE-GOLD BEARING MINERALIZATION
AT ROBBIN’S HILL, 3.8 KM FROM FOSTERVILLE MINE

Drilling at Robbin’s Hill intersects high-grade, visible-gold bearing quartz veins with similarities to mineralization at Fosterville Mine
Key intercepts: 12.9 g/t Au over 3.7 metres (“m”) (Estimated True Width (“ETW”) 3.2 m) (includes visible gold) and 9.7 g/t Au over 8.7 m (ETW 6.6 m)
Robbin’s Hill mineralization intersected between 300 and 550 m below surface, with grades improving as drilling extends to depth (highest grades at Fosterville Mine located below 800 m level).

Toronto, Ontario – May 1 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to report high-grade drill results at depth from drilling at the Robbin’s Hill area along the O’Dwyer’s Trend, a parallel structure to the Fosterville Trend, which hosts Fosterville Mine’s Lower Phoenix and Harrier gold systems (see Figure 1). Recent surface drilling has returned intercepts of visible gold with some of the highest gold grades seen to date from the Robbins Hill area. Mineralization in recent drill core displays similarities to the high-grade, visible-gold hosted quartz veins encountered in the Eagle, Swan and Harrier South zones at Fosterville.

Drill results reported are from 39 surface drill holes totaling 24,985 m that define four mineralized structures in the Robbin’s Hill area along the O’Dwyer’s Trend. Exploration drilling in the Robbins Hill area commenced in August 2016, where drilling has targeted down-dip extensions of mineralized structures mined from open pits in the 1990s. Drill results have demonstrated continuity of grade along four mineralized structures, namely the Curie, Rubin, Franklin and Smith faults and results indicate an increasing grade profile at depth (see Figure 2). Ongoing surface drilling is continuing to test the depth extent of the mineralization, recognizing that the highest-grade mineralization at Fosterville Mine occurs below the 800 m level.

Five holes have returned gold intersections greater than 30-gram metres over a ~350 m strike length from 12450mN and 12800mN and 300 m to 550 m below surface on the Curie Fault. To date, two holes have contained occurrences of visible gold and exploration potential remains open down-dip and along strike. The results from this drill program have been successful in identifying a potentially large auriferous mineralized system displaying width and grade continuity with the potential to yield future Mineral Resources.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “We have consistently said that there could be additional Fostervilles on our Fosterville land position, and a sizable portion of our roughly $40 million exploration budget for the area in 2018 is focused on finding the next mining operation. The intersection of high-grade, visible-gold bearing mineralization at Robbin’s Hill is very encouraging and supports our view that a substantial Mineral Resource and Mineral Reserve expansion opportunity exists within our existing land holdings. Like our current Fosterville Mine, the Robbin’s Hill project area has historic production from abandoned open pits. Recent drilling has targeted the down-dip projections of mineralized structures mined in the pits to depth. The results display marked similarities to the Lower Phoenix system with faults hosting sulfide mineralization enriched with later stage visible gold, quartz-stibnite vein-hosted mineralization at depth. In fact, we have now seen this occurrence towards high-grades with visible gold in quartz veins that intensifies at depth three times; first at Lower Phoenix, then at Harrier and now at Robbin’s Hill, and fully believe there could be more to come.

Extensive exploration drilling is ongoing in the Fosterville area, with a total of 10 surface and underground drills in operation at both in-mine and regional targets. Of planned 2018 exploration expenditures, approximately $30 million is being directed towards the Lower Phoenix, Harrier and Robbin’s Hill systems within the existing mining lease. In addition to Robbin’s Hill, current in-mine drilling is largely focused on Mineral Resource conversion within the Swan Zone, with the Company also having commenced a program of deep drilling to test the down-plunge extension potential of Swan mineralization. Approximately $10 million of planned 2018 exploration expenditures is being directed to the Large Ore Deposit Exploration (“LODE”) program, which includes greenfield drilling, surface soil sampling, gravity and 3-D seismic geophysical surveys, and reconnaissance exploration on a number of targets within newly granted exploration licenses.

Robbins Hill Drilling Program

As released in the December 31, 2017 Mineral Resource update (see Technical Report entitled, “Report on the Mineral Resources and Mineral Reserves of the Fosterville Mine in the State of Victoria, Australia” dated April 2, 2018), the Robbin’s Hill Area hosts an Indicated Mineral Sulfide Resource below the 5050mRL of 253 thousand tonnes (“kt”) @ 3.69 g/t Au for 30 thousand ounces (“kozs”) of gold and an Inferred sulfide Mineral Resource of 2,139 kt @ 5.03 g/t Au for 346 kozs. Drilling programs in the Robbin’s Hill area throughout 2016 & 2017 resulted in the addition of 340 kozs of Inferred Mineral Resources below the 5050mRL with drill results defining sizeable extensions of high-grade mineralization that also display indications of an increasing grade profile at depth. Key intercepts that are incorporated in the December 31, 2017 Mineral Resource update are listed below.

Key Gold Intercepts:

  9.7 g/t Au over 8.7 m (ETW 6.6 m) in hole RHD254;
  7.7 g/t Au over 9.75 m (ETW 5.5m) in hole RHD251;
  7.3 g/t Au over 7.95 m (ETW 7.5 m) in hole RHD257;
  5.8 g/t Au over 6.65 m (ETW 5.5 m) in hole RHD253;
  4.3 g/t Au over 9.2 m (ETW 8.8 m) in hole RHD246.

ETW – Estimated True Width, all drill results are presented in Table 1 and all drill collars are listed in Table 2.

Drill results returned after the December 31, 2017 Mineral Resource estimates continue to demonstrate extensions of high-grade mineralization including visible-gold mineralization at depth. Results from a total of 7 holes and 5,004.6 m have been returned since the December 31, 2017 Mineral Resource estimate with key intercepts listed below and further details provided in the commentary that follows.

Key Gold Intercepts:

  12.9 g/t Au(1) over 3.7 m (ETW 3.2 m) in hole RHD282;
  5.1 g/t Au(1) over 3.0 m (ETW 2.9 m) in hole RHD283;
  7.3 g/t Au over 3.6 m (ETW 3.2 m) in hole RHD275;
  7.3 g/t Au over 2.4m (ETW 2.2 m) in hole RHD280

ETW – Estimated True Width, all drill results are presented in Table 1 and all drill collars are listed in Table 2. (1) – Visible gold intercept

The westerly dipping Curie structure which hosts visible gold mineralization, has now been defined over a strike extent of 700 m and a vertical extent of 600 m (see Figure 3). The occurrences of visible gold have been logged in two holes between approximately 500 – 550 m below surface and the structure is open for expansion down-dip and along strike. Intercepts containing visible gold associated with the Curie structure include 12.9 g/t Au over 3.7 m (ETW 3.2 m) returned in hole RHD282 and 5.1 g/t Au over 3.0 m (ETW 2.9 m) in hole RHD283. The Company is continuing to drill to define down-dip extensions of Curie mineralization with drilling planned on 12500mN and 12700mN below the 4750mRL. In addition, mineral resource definition programs are planned to be undertaken into the Curie structure between the 5000 mRL and 4750 mRL to increase Mineral Resource confidence into an Indicated Mineral Resource classification.

Approximately 150 - 250 m footwall to the Curie structure is the westerly dipping Rubin structure which hosts sulfide gold mineralization over a defined strike extent of approximately 450 m and vertical extent of approximately 400 m (see Figure 4). Recent drill results include 15.0 g/t Au over 0.35 m (ETW 0.35 m) in hole RHD272 and 6.25 g/t Au over 1.2 m (ETW 1.1 m) in hole RHD257. Footwall to the Rubin structure lies a more steeply west-dipping structure named Franklin. The Franklin structure hosts disseminated sulfide mineralization of true widths between 0.5 – 7.0 m and recent drill intercepts through this structure include 3.6 g/t Au over 7.4 m (ETW 7.0 m) in hole RHD259 (see Figure 3). Drill holes targeting the Curie structure during 2018 will be extended to intersect the projected positions of the Rubin and Franklin structures between 12500mN and 12700mN. The current defined extent of mineralization on the Franklin structure is approximately 250 m in strike length and 350 m in vertical height.

A number of east dipping mineralized structures have been defined between the west dipping Curie and Rubin faults, with the most pervasive being the Smith structure, which is interpreted to persist over a strike extent of approximately 700 m and a vertical extent of approximately 150 m. Significant high-grade mineralization is associated with this east dipping structure and recent drill intercepts include 7.7 g/t Au over 9.75 m (ETW 5.5 m) in hole RHD251, and 5.2 g/t Au over 9.0 m (ETW 5.0 m) in hole RHD248 (see Figure 4). The presence of mineralized east dipping faults on the eastern limbs of anticlines is encouraging as analogous mineralized settings exist in the Lower Phoenix system, namely the Eagle and East Dipping structures, which are highly endowed with gold mineralization. Drill targeting of these structures will continue during 2018 to further understand the size and continuity of grade along these structures.

Robbins Hill Geology

Gold mineralization at Fosterville is associated with two main structural trends: The Fosterville and O’Dwyer’s Fault Zones. The O’Dwyer’s Fault Zone, 1.5 km east of the Fosterville Fault, intersects a folded turbidite sequence at Robbin’s Hill.

Robbin’s Hill structural architecture is similar to the Fosterville system, consisting of several folded turbiditic sequences and major NNW trending structures resulting from a WSW-ENE shortening field. A number of major NNW-trending structures have been identified at Robbins Hill, including the recently drilled Curie and Rubin Faults. These reverse faults are post-folding and are interpreted to offset fold hinges at Robbin’s Hill creating ideal structural zones for gold precipitation (see Figure 5). Major sulfide mineralization is concentrated within regions exhibiting dilatational structures (veins and faults). Sulfide mineralization is dominated by pyrite and arsenopyrite but can include trace occurrences of stibnite, galena, sphalerite and chalcopyrite. Visible gold occurs at depth with observations thus far hosted by the Curie Fault, including several specks <2mm in diameter. Veins hosting the visible gold are dominated by quartz with minor calcite, chlorite, albite, and epidote. Other minerals present that appear to be spatially associated with visible gold mineralization include stibnite and selvedge arsenopyrite / pyrite alteration in the surrounding host rock. Visible gold is typically associated with laminated textures within the vein.

Low-grade sulfide mineralization (~2 g/t Au) is also homogenously distributed within a rhyolitic intrusive dyke seen in the Robbin’s Hill pit, where mineralization is generally vertical and found close to the fold hinge(s). Hydrothermal alteration is abundant within mineralized zones including both sericitic and carbonaceous alteration.

Qualified Persons

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Topcon HiPer SR GPS instrument and down-hole deviations are measured by electronic multi-shot cameras.

Sampling consisted of diamond drill core that was half core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulfide and visible gold to geological boundaries.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulfide gold samples and dispatched independently for assaying. At the laboratory “visible-gold” jobs were processed through a single pulverizer and material barren of gold (‘quartz wash’) was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

Drill samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, potential development of the Robbin’s Hill area and the anticipated benefits thereof, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form dated December 31, 2017 and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1:	Drill Assay Intercepts from Surface Drilling for the Robbins’ Hill Area, Fosterville Gold Mine

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
Smith Fault
RHD248	328.6	337.6	9.0	5.2	5.0	Smith
RHD251	396.95	406.7	9.75	7.7	5.5	Smith
RHD276	261.35	264.9	3.55	2.6	3.0	Smith
Curie Fault
RHD242	NSI					Curie
RHD243	NSI					Curie
RHD243B	NSI					Curie
RHD244A	NSI					Curie
RHD245	NSI					Curie
RHD246	337.2	346.4	9.2	4.3	8.8	Curie
RHD247	320.6	326.85	6.25	2.8	6.0	Curie
RHD248	315.45	316.5	1.05	1.8	1.0	Curie
RHD249A	NSI					Curie
RHD250	372.75	375.7	2.95	3.4	2.9	Curie
RHD251	347.6	350.7	3.1	6.1	3.0	Curie
RHD252A	347.6	348.9	1.3	1.4	1.2	Curie
RHD253	542.0	548.65	6.65	5.8	5.5	Curie
RHD254	424.9	433.6	8.7	9.7	6.6	Curie
RHD256	369.95	373.95	4.0	4.7	3.7	Curie
RHD257	378.45	386.4	7.95	7.3	7.5	Curie
RHD258	379.2	381.4	2.2	11.0	2.1	Curie
RHD259	410.0	412.7	2.7	5.7	2.1	Curie
RHD260	369.8	372.1	2.3	7.0	2.2	Curie
RHD261	612.8	615.5	2.7	3.7	2.0	Curie
RHD262	325.0	330.0	5.0	4.1	4.7	Curie
RHD263	351.25	352.7	1.45	3.9	1.2	Curie
RHD264	391.0	395.1	4.1	7.2	3.7	Curie
RHD265	423.0	423.6	0.6	4.1	0.45	Curie
RHD266	NSI					Curie
RHD267	NSI					Curie
RHD268	446.4	447.8	1.4	8.1	1.0	Curie
RHD269	476.75	481.0	4.25	6.2	3.3	Curie
RHD270	NSI					Curie
RHD272	398.5	401.5	3.0	3.7	2.6	Curie
RHD273	455.35	459.65	4.3	0.4	3.9	Curie
RHD274A	501.75	504.9	3.15	5.2	2.9	Curie
RHD275	368.0	371.6	3.6	7.3	3.2	Curie

RHD276	179.0	186.4	7.4	4.8	3	Curie
RHD277	179.0	186.4	7.4	4.8	4.5	Curie
RHD280	631.0	633.4	2.4	7.3	2.2	Curie
RHD281	632.0	636.0	4.0	3.0	3.9	Curie
RHD282 (1)	639.3	643.0	3.7	12.9	3.2	Curie
RHD283 (1)	633.6	636.6	3.0	5.1	2.9	Curie
Rubin Fault
RHD257	636.7	637.9	1.2	6.3	1.1	Rubin
RHD258	584.9	587.7	2.8	3.9	2.8	Rubin
RHD259	685.2	686.7	1.5	4.1	1.4	Rubin
RHD263	605.7	606.8	1.1	5.6	1.1	Rubin
RHD264	659.65	660.55	0.9	2.4	0.8	Rubin
RHD265	733.4	734.35	0.95	7.4	0.6	Rubin
RHD272	653.6	653.95	0.35	15.0	0.35	Rubin
RHD275	609.3	609.6	0.3	7.9	0.3	Rubin
Franklin Fault
RHD257	649.1	655.3	6.2	1.5	5.5	Franklin
RHD259	739.9	747.3	7.4	3.6	7.0	Franklin
RHD263	619.25	619.95	0.7	6.4	0.5	Franklin
RHD264	722.3	723.0	0.7	4.3	0.5	Franklin
RHD265	839.9	841.4	1.5	3.2	1.3	Franklin
RHD270	673.5	675.9	2.4	1.2	1.9	Franklin
RHD274A	888.25	889.0	0.75	4.7	0.5	Franklin

Notes:	(1) - Visible gold observed in drill intercept
Drill intercepts greater than 30 Gram-Metres (gold grade x estimated true width) are in bold text

Table 2:	Surface Diamond Drill Hole Collar Locations, Fosterville Gold Mine.

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Depth (m)
2016 Drill Holes (Used in December 31, 2017 Mineral Resource Model)
RHD242	12,453	3,182	5,158	105.8	-63.9	461.3
RHD243	12,453	3,182	5,158	101.5	-49.9	520.9
RHD243B	12,453	3,182	5,158	100.1	-45.4	496.8
RHD244A	12,453	3,182	5,158	98.8	-45.8	487.6
RHD245	12,603	3,207	5,156	94.6	-73.0	422.6
RHD246	12,603	3,207	5,156	94.1	-67.4	662.2
RHD247	12,603	3,207	5,156	94.1	-59.5	557.4
RHD248	12,603	3,207	5,156	93.7	-51.0	489.8
2017 Drill Holes (Used in December 31, 2017 Mineral Resource Model)
RHD249A	12,491	3,161	5,157	90.0	-62.2	879.4
RHD250	12,491	3,161	5,157	87.5	-58.5	578.3
RHD251	12,491	3,161	5,157	88.8	-49.6	574.7
RHD252A	12,491	3,161	5,157	85.5	-47.0	571.4
RHD253	12,491	3,161	5,157	97.0	-85.3	578.5
RHD254	12,696	3,136	5,173	91.4	-71.2	650.5
RHD256	12,696	3,136	5,173	86.7	-53.4	569.4
RHD257	12,800	3,116	5,172	86.6	-67.0	899.8
RHD258	12,800	3,116	5,172	86.8	-61.5	653.8
RHD259	12,800	3,116	5,172	88.0	-75.6	767.2
RHD260	12,800	3,116	5,172	88.6	-54.6	530.8
RHD261	13,136	3,018	5,152	135.1	-86.1	803.8
RHD262	12,863	3,145	5,171	70.8	-63.5	698.6
RHD263	12,863	3,145	5,171	70.1	-70.3	670.9
RHD264	12,863	3,145	5,171	69.0	-79.4	753.8
RHD265	12,863	3,145	5,171	56.7	-83.9	866.5
RHD266	13,136	3,018	5,152	94.2	-52.7	743.5
RHD267	13,136	3,018	5,152	71.0	-61.0	855.1
RHD268	13,136	3,018	5,152	92.7	-67.1	869.8
RHD269	13,136	3,018	5,152	92.4	-72.3	860.8
RHD270	12,863	3,145	5,171	71.6	-76.1	737.9
RHD272	12,977	3,067	5,168	75.5	-68.1	720.0
RHD273	12,977	3,067	5,168	69.1	-74.9	815.6
RHD274A	12,977	3,067	5,168	66.8	-80.1	915.1
2017 and 2018 Drill Holes (Not used in December 31, 2017 Mineral Resource Model)
RHD275	12,977	3,067	5,168	80.2	-61.5	692.9
RHD276	12,657	3,550	5,151	263.3	-65.4	362.8
RHD277	12,657	3,550	5,150	261.5	-74.6	584.6

RHD280	12,621	2,811	5,154	92.2	-47.8	662.3
RHD281	12,620	2,810	5,154	89.1	-52.8	881.4
RHD282	12,620	2,810	5,154	91.4	-58.6	890.6
RHD283	12,620	2,810	5,154	89.1	-64.8	930.0

Notes: Collar locations are in Fosterville Mine Grid coordinate system.

Figure 1. Location Map of Fosterville Gold Mine

KEY
LITHOLOGY
Cainozoic Sediment Cover
Newer Volcanic Group
ORDOVICIAN
Castlemaine Group - Lancefieldian
CULTURAL GEOLOGY
Open Pit Outlines
STRUCTURE
Major Fault
Fault Interpreted from Geophysical Data
GOLD OCCURRENCE
Abandoned Mine
Historical Resource Area
Regional Fault Trend
Underground Development
Area of Interest
Campaspe River
Tenements
Mining Licence
Exploration Licence
Mining Licence Application
Exploration Licence Application
275,000 mE
280,000 mE
5,940,000 mN
5,935,000 mN
5,930,000 mN
GOORNONG
GOORNONG TREND
REDESDALE FAULT
Campaspe River
SHARKEY'S NORTH
See Robbins's Hill Area Plan
MIN5404
Robbin's Hill Pit
FOSTERVILLE TREND
SUGARLOAF TREND
O'DWYER'S
O'DONNELL'S
O'DWYER'S TREND
O'Donnell's Reef
New Windsor Rush
SUGARLOAF
MIN 006267
MIN4456
EL4937
DRUMMARTIN TREND
Russell's Reef
HALLANAN'S
EL3539
BACKHAUS
ACOTT
Acott Mine
Acott Reef
0
2.5
kilometres
N
Map Area
Bendigo
EL006502
EL3539
EL006503
EL4937
EL006504
KIRKLAND LAKE GOLD
Location Map Surface Geology
May 2018
Map Projection: MGA 94 Zone 55
GSV Seamless Geology (1:50,000)

Figure 2. Robbin’s Hill Area – Mineralized Envelopes and Drill Hole Location Map

5,939,500 mN
277,000 mE
277,500 mE
278,000 mE
EL3539
'B'
Sharkey's Pit
13,000 mN
MIN5404
RHD261
RHD266
RHD267
RHD268
RHD269
RHD271
RHD272
RHD273
RHD274
RHD274A
RHD275
5,939,000 mN
'D'
Cross Section 12,800mN
Read's Pit
(backfilled)
Woolshed Pit
RHD262
RHD263
RHD264
RHD265
RHD270
'C'
RHD277
RHD276
RHD254
RHD255
RHD256
RHD257
RHD258
RHD259
RHD260
RHD245
RHD246
RHD247
RHD248
RHD280
RHD281
RHD282
RHD283
12,500 mN
Farley's Pit
5,938,500 mN
RHD249
RHD249A
RHD250
RHD251
RHD252
RHD252A
RHD253
RHD242
RHD243
RHD243A
RHD243B
RHD244
RHD244A
Robbin's Hill Pit
Long Projections' Line of Projection
Historical heap leach pad
3,500 mE
12,000 mN
'A'
metres
5,938,000 mN
© 2018 Microsoft Corporation © 2018 DigitalGlobe ©CNES (2018) Distribution Airbus DS
Map Projection: GDA 94 Zone 55 with Fosterville Mine Grid

MINERALIZATION

- Curie
- Franklin
- Rubin
- Smith

KL | KIRKLAND LAKE GOLD

Robbin's Hill Area Plan

AERIAL PHOTOGRAPH WITH PROJECTED MINERALIZED ENVELOPES & DRILL HOLES

May 2018

Figure 3. Longitudinal Projection of Curie and Franklin Mineralization, Fosterville Gold Mine

South
'A'
North
'B'
Robbin's Hill Mined Open Pit
5,000 mRL
4,500 mRL
RHD277
RHD276
RHD257
7.3 (7.5)
RHD244A
RHD243B
RHD243
RHD242
RHD249A
RHD252A
RHD248
RHD251
RHD247
RHD246
4.3 (8.8)
RHD250
RHD245
RHD256
RHD260
RHD258
RHD262
RHD263
RHD270
RHD264
RHD265
RHD254
9.7 (6.6)
RHD259
RHD275
RHD272
RHD266
RHD267
RHD268
RHD269
RHD273
RHD274A
RHD280
RHD281
RHD282
12.9 (3.2)
RHD253
5.8 (5.5)
RHD283
5.1 (2.9)
RHD261
RHD257
RHD270
RHD264
RHD259
RHD263
RHD265
RHD274A
EXPLORATION POTENTIAL
12,500 mN
13,000 mN
0
200
metres
View looking to West
Fosterville Mine Grid
LEGEND
DRILL INTERCEPTS
(Coloured by Gram-Metre*)
>30
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True width) (m)
(Shown for >30 Gram-Metre* or Visible Gold)
Visible Gold highlighted in yellow
* Gram-Metre = Grade x Estimated True Width
DRILL INTERCEPTS
New Results
(Not included in resource model)
2016 & 2017 Results
(Included in resource model)
HISTORICAL INTERCEPTS
(Included in resource model)
Curie
Franklin
MINERALIZATION
Curie
Franklin
RESOURCE GRADE SHELLS
Indicated
>3 g/t Au
>1.5 g/t Au
Inferred
>3 g/t Au
>1.5 g/t Au
(Mineral Resources, Reserves and Mining as at December 31, 2017)
KIRKLAND LAKE GOLD

Figure 4. Longitudinal Projection of Smith and Rubin Mineralization, Fosterville Gold Mine

South
'A'
North
'B'
Robbin's Hill Mined Open Pit
Surface
5,000 mRL
4,500 mRL
RHD248
RHD276
RHD251
7.7 (5.5)
RHD258
RHD275
RHD263
RHD257
RHD272
RHD264
RHD259
RHD265
EXPLORATION POTENTIAL
12,500 mN
13,000 mN
0
200
metres
View looking to West
Fosterville Mine Grid
LEGEND
DRILL INTERCEPTS
(Coloured By Gram-Metre*)
30 to 100
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True width) (m)
(Shown for >30 Gram-Metre* or Visible Gold)
Visible Gold highlighted in yellow
* Gram-Metre = Grade x Estimated True Width
DRILL INTERCEPTS
New Results
(Not included in resource model)
2016 & 2017 Results
(Included in resource model)
HISTORICIAL INTERCEPTS
(Included in resource model)
Rubin
Smith
KIRKLAND LAKE GOLD
MINERALIZATION
Rubin
Smith
RESOURCE GRADE SHELLS
Indicated
>3 g/t Au
1.5 g/t Au
Inferred
>3 g/t Au
1.5 g/t Au
(Mineral Resources, Reserves and Mining as at December 31, 2017)

May 2018

Figure 5. Robbin’s Hill Area: Cross Section 12,800mN

West
'C'
East
'D'
Surface
5,000 mRL
4,750 mRL
4,500 mRL
Curie Mineralization
No Significant intercept
2.6 (0.9)
3.6 (3.6)
4.4 (2.5)
Smith Mineralization
7.0 (2.2)
11.0 (2.1)
7.3 (7.5)
5.7 (2.1)
3.9 (3.3)
RHD210 395.8m
RHD260 530.8m
RHD211 458.8m
3.7 (0.9)
RHD212 461.8m
3.9 (2.8)
4.0 (1.8)
RHD258 653.8m
6.3 (1.1)
1.5 (5.5)
4.1 (1.4)
3.6 (7.0)
RHD259 767.2m
EXPLORATION POTENTIAL
Rubin Mineralization
Franklin Mineralization
3,250 mE
3,500 mE
RHD257 899.8m
View looking north
0
100
metres
DRILL INTERCEPTS
(Coloured by Gram-Metre*)
30 to 100
15 to 30
5 to 15
Grade (g/t Au) & (Estimated True width) (m)
*Gram-Metre = Grade x Estimated true width
KL
KIRKLAND LAKE GOLD
Robbin's Hill Area
Cross Section 12,800mN (+/- 50m Window)
GEOLOGICAL INTERPRETATION
Syncline
Anticline
Known Stratigraphic Surface
Bedding Form Line
May 2018